Exhibit 99.1

News Release

For Immediate Release

West Fraser Announces Term Loan Refinancing and Declares Dividend

VANCOUVER, B.C., September 16, 2026 - West Fraser Timber Co. Ltd. (“West Fraser” or the “Company”) (TSX and NYSE: WFG) announced today that it has entered into a new $500 million three-year term loan, partial proceeds of which will be used to retire its existing $300 million term loan due in 2028. The new term loan matures in September 2029. The Company’s $1 billion syndicated credit facility remains outstanding on existing terms and has approximately four years remaining to its May 2030 maturity. Interest on the term loan facility continues to be payable at floating rates based on US Base Rate Advances or SOFR Advances at our option. This loan is repayable at any time, in whole or in part, at our option and without penalty, but cannot be redrawn after payment.

Proforma for the refinancing, at the end of the second quarter this would have resulted in a cash balance of $219 million, no draw on our syndicated credit facility, available liquidity1 of over $1.2 billion, and a net debt to capital ratio1 of 5.4%.

“Entering into a new $500 million term loan strengthens our near-term liquidity position and provides additional financial flexibility,” said Sean McLaren, President and CEO, West Fraser. “We appreciate this signal of confidence from our banking partners as we continue to execute our business strategy.”

The Company has also declared a quarterly dividend of US$0.32 per share on the Common shares and Class B Common shares in the capital of the Company, payable on October 19, 2026 to shareholders of record on September 29, 2026.

Dividends are designated to be eligible dividends pursuant to subsection 89(14) of the Income Tax Act (Canada) and any applicable provincial legislation pertaining to eligible dividends.

Dividends are declared and payable in U.S. dollars. Shareholders may elect to receive their dividends in Canadian dollars. Details regarding the election procedure are available on our website at www.westfraser.com in the “Investors/Dividends” section.

About West Fraser

West Fraser is a diversified wood products company with more than 50 facilities in Canada, the United States, the United Kingdom, and Europe, which promotes sustainable forest practices in its operations. The Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), northern bleached softwood kraft pulp, paper, wood chips, and other residuals. West Fraser’s products are used in home construction, repair and remodelling, industrial applications, papers and tissue. For more information about West Fraser, visit www.westfraser.com.

[1]	Capital management measures. Refer to the section entitled “Non-GAAP and Other Specified Financial Measures” in this news release.

Forward-Looking Statements

This news release contains statements and information that constitute “forward-looking information” or “forward-looking statements” (collectively, “forward -looking statements”) within the meaning of applicable Canadian and United States securities laws. Forward-looking statements include statements that are forward-looking or predictive in nature and are dependent upon or refer to future events or conditions. We use words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would”, and “could”, to identify these forward-looking statements. These forward-looking statements include, among other things, the ability to strengthen our near-term liquidity position and provides additional financial flexibility, available liquidity to support operations and our projected capital expenditures and business plans, and expected continuity of dividends. Any such forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us considering our experience and our perception of historical trends and current conditions and are subject to inherent risks and uncertainties including assumptions in connection with the economic and financial conditions in the U.S., Canada, U.K., Europe and globally and consequential demand for our products, and variability of operating schedules and the impact of the conflicts in Ukraine and the Middle East or elsewhere, future increases in interest rate and inflation, availability of financing, bank lines, securitization programs and/or other means of liquidity, general business and economic conditions and the future operation and financial performance of the Company generally. Readers should also refer to the risk factors set forth in the Company’s annual information form and management’s discussion and analysis for the year ended December 31, 2025, each dated February 11, 2026, as updated in our quarterly reports from time to time and other documents, available at SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov/edgar). There can be no assurance that the plans, intentions, or expectations upon which forward-looking statements are based will be realized. Actual results may differ, and the difference may be material and adverse to the Company and its shareholders. Except as may be required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements. There can be no assurance that the plans, intentions, or expectations upon which forward-looking statements are based will be realized. Actual results may differ, and the difference may be material and adverse to the Company and its shareholders. Except as may be required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements.

Non-GAAP and Other Specified Financial Measures

This news release contains certain specified financial measures within the meaning of National Instrument 52-112 Non-GAAP and Other Financial Measures Disclosure, including the capital management measures “available liquidity” and “net debt to capital ratio”. These Non-GAAP and other specified financial measures are not generally accepted financial measures under IFRS Accounting Standards and do not have standardized meanings prescribed by IFRS Accounting Standards. As there is no standardized method of calculating any of these Non-GAAP and other specified financial measures, our method of calculating each of them may differ from the methods used by other entities and, accordingly, our use of any of these Non-GAAP and other specified financial measures may not be directly comparable to similarly titled measures used by other entities. Accordingly, these Non-GAAP and other specified financial measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. These measures are described in the section entitled “Non-GAAP and Other Specified Financial Measures” in the Company’s management discussion and analysis for the three and six months ended July 3, 2026 (“Q2 MD&A”), including an explanation of their composition and how management uses them. Such disclosure is incorporated by reference into this news release. Our Q2-26 MD&A and interim consolidated financial statements and accompanying notes are available on our website at www.westfraser.com and the System for Electronic Document Analysis and Retrieval + (“SEDAR+”) at www.sedarplus.ca and the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) website at www.sec.gov/edgar under the Company’s profile.

For More Information

Investor Contact

Anil Aggarwala

Director, Treasurer and Investor Relations

Tel. (604) 245-9718

shareholder@westfraser.com

Media Contact

Joyce Wagenaar

Director, Communications

Tel. (604) 817-5539

media@westfraser.com